SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment #4

Under the Securities and Exchange Act of 1934

TiVo Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88870P106

(CUSIP Number)

March 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 88870P106
1)	Name of Reporting Person	Ameriprise Financial, Inc.
	S.S. or I.R.S. Identification	IRS No. 13-3180631
No. of Above Person

2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b) X*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

3)SEC Use Only

4)	Citizenship or Place of Organization	Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
	WITH
5)	Sole Voting Power	0
6)	Shared Voting Power	12,699,793
7)	Sole Dispositive Power	0
8)	Shared Dispositive Power	13,039,396

9)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	13,039,396

10)Check if the Aggregate Amount in

Row (9) Excludes Certain Shares	Not Applicable

11)Percent of Class Represented by

Amount In Row (9)	10.23%

12) Type of Reporting Person	HC

CUSIP NO. 88870P106
1)	Name of Reporting Person	Columbia Management
Investment Advisers, LLC
	S.S. or I.R.S. Identification	IRS No. 41-1533211
No. of Above Person

2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b) X*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

3)SEC Use Only

4)	Citizenship or Place of Organization	Minnesota
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
	WITH
5)	Sole Voting Power	0
6)	Shared Voting Power	12,699,793
7)	Sole Dispositive Power	0
8)	Shared Dispositive Power	13,023,193

9)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	13,023,193

10)Check if the Aggregate Amount in

Row (9) Excludes Certain Shares	Not Applicable

11)Percent of Class Represented by

Amount In Row (9)	10.21%

12) Type of Reporting Person	IA

CUSIP NO. 88870P106
1)	Name of Reporting Person	Columbia Seligman
Communications & Information
Fund
	S.S. or I.R.S. Identification	IRS No. 13-3154449
No. of Above Person

2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b) X*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

3)SEC Use Only

4)	Citizenship or Place of Organization	Massachusetts
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
	WITH
5)	Sole Voting Power	7,967,400
6)	Shared Voting Power	0
7)	Sole Dispositive Power	0
8)	Shared Dispositive Power	7,967,400

9)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	7,967,400

10)Check if the Aggregate Amount in

Row (9) Excludes Certain Shares	Not Applicable

11)Percent of Class Represented by

Amount In Row (9)	6.25%

12) Type of Reporting Person	IV

1(a)	Name of Issuer:	TiVo Corp
1(b)	Address of Issuer's Principal	2160 Gold Street
	Executive Offices:	San Jose, California 95002
2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. ("AFI")
(b) Columbia Management Investment
Advisers, LLC ("CMIA")
(c) Columbia Seligman Communications
& Information Fund("Fund")
2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 225 Franklin St.
Boston, MA 02110
(c) 225 Franklin St.
Boston, MA 02110
2(c)	Citizenship:	(a) Delaware
(b) Minnesota
(c) Massachusetts
2(d)	Title of Class of Securities:	Common Stock
2(e)	Cusip Number:	88870P106
3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(c)Columbia Seligman Communications & Information Fund An investment company in accordance with Rule 13d-1(b)(1)(ii)(D).

4Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by the Fund.

As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA, and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5Ownership of 5% or Less of a Class: Not Applicable

6Ownership of more than 5% on Behalf of Another Person:

To the knowledge of AFI, CMIA and the Fund, no other persons besides AFI, CMIA and the Fund and those persons for whose shares of common stock CMIA and AFI report beneficial ownership have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities of the issuer reported herein. As of March 31, 2020, only the Fund owned more than 5% of the class of securities reported herein.

Any remaining shares reported herein by CMIA are held by various other funds or accounts managed by CMIA which each have the right to receive any dividends paid by the issuer and could terminate their respective investment advisory relationship with CMIA and then subsequently direct the use of proceeds from the sale of the common stock owned by such fund or account. To CMIA's knowledge, none of these other funds or accounts own more than 5% of the outstanding shares of the issuer as March 31, 2020.

7Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8Identification and Classification of Members of the Group: Not Applicable

9Notice of Dissolution of Group:

Not Applicable

10Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2020

Ameriprise Financial, Inc.

By: /s/ Paul Goucher

Name: Paul Goucher

Title: Senior Vice President and Assistant

General Counsel

Columbia Management Investment

Advisers, LLC

By: /s/ Paul Goucher

Name: Paul Goucher

Title: Senior Vice President and Assistant

Secretary

Columbia Seligman Communications &

Information Fund

By: /s/ Paul Goucher

Name: Paul Goucher

Title: Senior Vice President and Assistant

Secretary

Contact Information

Mark D. Braley

Vice President

Head of Reporting and Data Management|

Global Operations and Investor Services

Telephone: (617) 747-0663

Exhibit Index
Exhibit I	Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on by the Parent Holding Company.
Exhibit II	Joint Filing Agreement